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                              January 26, 2022

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd.
       B2306, Block B
       Tower 3, Jinjiang Wanda Plaza Commercial Complex
       888 Century Avenue
       Meiling Street, Jinjiang City
       Fujian Province, PRC 362000

                                                        Re: Lichen China Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted January
14, 2022
                                                            CIK No. 0001876766

       Dear Mr. Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted January 14, 2022

       Cover Page

   1. We note your amended disclosure in response to comment 3, and reissue the comment in part. Please clarify
whether the company or its subsidiaries have made any transfers, dividends, or
distributions to investors, or investors have made transfers, dividends or distributions to these
entities. If so, quantify the amounts, where applicable. The current disclosure indicates
that "[a]s of the date of this prospectus, no other cash or asset transfers have occurred
among the Company and its subsidiaries," which does not cover
 Ya Li
Lichen China Ltd.
January 26, 2022
Page 2
         any transfers, dividends, or distributions the company or its subsidiaries may have made to investors, or that investors have made to the company or its subsidiaries.
2. Where you note that you are a Cayman Islands holding company, please also disclose that you are not a Chinese operating company.
Prospectus Summary
Overview, page 2

3. We note your amended disclosure in response to comment 3, and we reissue in part.
         Please disclose each permission or approval that your PRC subsidiaries have obtained in order to operate your business in compliance with the relevant PRC laws and regulations in the PRC. In this regard, we note that the current disclosure on page 2 only discusses the business license and agency bookkeeping license. If these are the only permissions or approvals that your PRC subsidiaries are required to obtain to conduct your business, please revise your disclosure to state as much, otherwise please disclose each permission or approval. Please also clarify whether Lichen China Limited is required to obtain any permissions or approvals from any Chinese authorities to operate your business, given your disclosure on page 2 only speaks to permissions and approvals your PRC subsidiaries are required to obtain to operate your business. To the extent Lichen China Limited is required to obtain any permissions or approvals from any Chinese authorities to operate your business, please revise to disclose each permission or approval. Further, please revise your disclosure to affirmatively state that you and your subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC) or Cyberspace Administration of China (CAC), as you have in your risk factor disclosure on pages 31 and 37. Lastly, please revise to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that you and your subsidiaries are not required to obtain any approvals or permissions from Chinese or other authorities, including the CSRC, CAC, or any other governmental entity, to operate your business or offer the securities being registered to foreign investors.
Corporate Structure, page 2

4. Please revise the diagram shown here to identify the person or entity that owns the equity in each depicted entity, and clarify if each entity is 100% owned by the entity shown above it in the diagram. Please also identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Please also indicate the jurisdiction of incorporation for each entity, and clearly delineate which entities operate in China and which operate outside of China. We
FirstName LastNameYa Li
       also note the disclosure indicating that this is your corporate structure prior to completion
Comapany    NameLichen
       of the offering. ToChina Ltd. your corporate structure will differ after the offering, please the extent
Januaryinclude a diagram
         26, 2022 Page 2 showing the post-offering structure.
FirstName LastName
 Ya Li
FirstName  LastNameYa  Li
Lichen China  Ltd.
Comapany
January 26,NameLichen
            2022       China Ltd.
January
Page 3 26, 2022 Page 3
FirstName LastName
Summary of Risk Factors
Risks Related to Doing Business in China, page 8

5. Please revise your disclosure stating that the approval of the China Securities Regulatory
         Commission may be required in connection with this offering to reflect your disclosure elsewhere that you are not currently required to obtain any approval from the CSRC, to the extent accurate.
Our office premises in Shanghai..., page 26

6. Please disclose the current status of the change of ownership registration referred to in this risk factor.
We are not currently required to obtain any approval..., page 31

7. Please revise your disclosure here and elsewhere that you discuss the CSRC approval to address the draft provisions issued on December 24, 2021. Please also explain why you will not be subject to CSRC approval because "Lichen Zixun were sino-foreign joint venture enterprise prior to the Legend Consulting HK's acquisition of the 100% equity interest in Lichen Zixun," as it is unclear how this relates to the CSRC approval prior to listing and trading on an overseas stock exchange.
We are not currently required to obtain any approval from the CAC..., page 37

8. You state that you do not believe you are subject to the CAC cybersecurity review because you do not possess a large amount of personal information, and data processed in your business does not have a bearing on national security. Please confirm, if true, that you are not a network platform operator holding more than one million users' individual information, and for that reason believe you are not subject to the CAC review.
Report of Independent Registered Public Accounting Firm, page F-23

9. We note your disclosure on page F-29 stating that on December 15, 2021, you executed a special resolution to change the par value of the ordinary shares from $0.0001 to
         $0.00004, and the resulting changes made to your financial statements. Considering that the report of your independent registered public accounting firm is dated August 12, 2021, please tell us the consideration of your independent public accounting firm of either dual dating its report or dating the report as of the later date. Refer to AS 3110.05.
Audited Consolidated Financial Statements as of and for the years ended December 31, 2020 and
2019, page F-24

10. Please update your financial statements in accordance with Item 8(A)(4) of Form 20-F, or tell us why updating is not necessary.
 Ya Li
FirstName  LastNameYa  Li
Lichen China  Ltd.
Comapany
January 26,NameLichen
            2022       China Ltd.
January
Page 4 26, 2022 Page 4
FirstName LastName
General

11. Please update your disclosure throughout to provide information for the most recent fiscal year and/or the most recent practicable date, as required by Form 20-F. As examples only, we note that your compensation disclosure, related party transaction disclosure, and number of employees should be updated.
       You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      William S. Rosenstadt